Exhibit 99.1

DESCRIPTION OF COMMON STOCK
OF LOUISIANA-PACIFIC CORPORATION

GENERAL

The authorized capital stock of Louisiana-Pacific Corporation, a Delaware corporation (“LP”), consists of 15,000,000 shares of Preferred Stock, $1 par value (“Preferred Stock”), and 200,000,000 shares of Common Stock, $1 par value (“Common Stock”).  All outstanding shares of Common Stock are fully paid and nonassessable.  Holders of Common Stock have no preemptive or conversion rights and there are no redemption or sinking fund provisions relating to the Common Stock.  As no Preferred Stock is outstanding, there are no restrictions on repurchase or redemption of Common Stock as a result of arrearages in the payment of dividends or sinking fund installments with respect to any class of stock issued by LP.  The holders of outstanding shares of Common Stock are entitled to one vote per share.  Voting for directors is not cumulative.  The Board of Directors of LP is divided into three classes serving staggered three-year terms.

Subject to the rights of any Preferred Stock which may be issued in the future, the holders of Common Stock are entitled to such dividends as the Board of Directors may declare out of assets legally available therefor, at such times and in such amounts as the Board deems advisable, and to share pro rata in all assets of LP available for distribution to its stockholders upon liquidation.

BUSINESS COMBINATIONS

Article Eighth of LP’s Restated Certificate of Incorporation, relating to certain business combinations, provides that:

(a)           At any time a person beneficially owns at least 20 percent of LP’s outstanding Common Stock, certain mergers or other transactions involving LP, including the issuance of voting securities of LP other than pursuant to employee benefit plans, must be approved by holders of at least 75 percent of the outstanding Common Stock unless (i) such person acquired its Common Stock in a cash tender offer for all the outstanding Common Stock or has no interest in such merger or other transaction other than solely as a holder of Common Stock, (ii) certain price requirements are met, or (iii) such merger or other transaction has been approved by at least two-thirds of the entire Board of Directors of LP;

(b)           Changes to LP’s bylaws must be approved by at least two-thirds of the entire Board of Directors of LP, or by the affirmative vote of holders of at least 75 percent of the outstanding Common Stock;

(c)           Directors may only be removed for cause and only by the affirmative vote of holders of at least 75 percent of the outstanding Common Stock; and

(d)           Any stockholder action must be taken at a meeting of stockholders (and not by written consent).

Article Eighth may be changed only by the affirmative vote of holders of at least 75 percent of the outstanding Common Stock.

PREFERRED STOCK

The authorized Preferred Stock may be issued in the future without any further action by the holders of the Common Stock, except as provided in Article Eighth of LP’s Restated Certificate of Incorporation discussed above.  The Board of Directors is authorized to divide the Preferred Stock into series and, within the limitations provided by law and LP’s charter, to designate the different series and fix and determine the relative rights and preferences of any series so established.  If Preferred Stock is issued, the rights of the holders of Common Stock will be subordinated in certain respects to the rights of the holders of the Preferred Stock.  In connection with the preferred share purchase rights described below, 2,000,000 shares of Series A Junior Participating Preferred Stock have been reserved for issuance.

PREFERRED SHARE PURCHASE RIGHTS

On May 23, 2008, the Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock effective June 6, 2008.  Each Right will entitle the registered holder to purchase from LP one share of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, of LP (the “Preferred Shares”) at a price of $100 per one one-hundredth of a Preferred Share, subject to adjustment upon the occurrence of specified events.  The terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between LP and Computershare Trust Company, N.A., as Rights Agent.  For a more detailed description of the terms of the Rights, reference is made to the description of the Rights set forth in Exhibit B to the Rights Agreement included as Exhibit 4.1 to the Current Report on Form 8-K filed by LP with the Securities and Exchange Commission on May 23, 2008, which description is hereby incorporated by reference as if expressly set forth herein.

LP’s Restated Certificate of Incorporation and the Rights Agreement contain various anti-dilution provisions affecting the Rights and the Preferred Shares.

The Rights have certain anti-takeover effects, but should not interfere with any merger or other business combination approved by the Board of Directors at a time when the Rights are redeemable.  The Rights will cause substantial dilution to a person or group that attempts to acquire LP on terms not approved by the Board of Directors.